Filed with the Securities and Exchange Commission on May 8, 2023

Securities Act of 1933 File No. 333-268359

Investment Company Act of 1940 File No. 811-23837

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒

Pre-Effective Amendment No. ☐

Post-Effective Amendment No. 1 ☒

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 ☒

Amendment No. 2 ☒

(Check appropriate box or boxes.)

DRIVEWEALTH ETF TRUST

(Exact name of Registrant as Specified in Charter)

15 Exchange Place
10th Floor
Jersey City, New Jersey 07302
(Address of Principal Executive Offices) (Zip Code)

Registrant’s Telephone Number, including Area Code (610) 322-6422

Christopher Quinn
15 Exchange Place
10th Floor
Jersey City, New Jersey 07302

(Name and Address of Agent for Service)

Copies to:

Richard F. Kerr, Esq.

K&L Gates LLP

One Lincoln Street

Boston, Massachusetts 02111-2950

Keri E. Riemer, Esq.

K&L Gates LLP

599 Lexington Avenue

New York, New York 10022

It is proposed that this filing become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

No filing fee is due because Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended.

The purpose of this Post-Effective Amendment No. 1 to the Registration Statement of the Registrant on Form N-1A (333-268359) is solely to file Exhibit (i)(2), Consent of Counsel dated May 5, 2023 to the Registration Statement and make other related changes to Part C.

This Post-Effective Amendment No. 1 consists of the following:

Cover Sheet

Contents of the Registration Statement

Part A --- The definitive Prospectus of the Registrant as filed on April 25, 2023 pursuant to Rule 497(c) is incorporated herein by reference.

Part B --- The definitive Statement of Additional Information of the Registrant as filed on April 25, 2023 pursuant to Rule 497(c) is incorporated herein by reference.

Part C --- Other Information

Signature Page

Exhibits

Exhibit (i)(2) – Consent of Counsel dated May 5, 2023.

PART C. OTHER INFORMATION

ITEM 28.  EXHIBITS:

(a)	Amended and Restated Agreement and Declaration of Trust[2]

(b)	By-Laws of the Trust[1]

(c)	Instruments defining rights of security holders with respect to the Registrant are contained in the Declaration of Trust and By-Laws, which are incorporated by reference to Exhibits (a) and (b) of Item 28 of Part C herewith.

(d)(1)	Form of Investment Advisory Agreement between the Registrant and DriveAdvisory, LLC[2]

(d)(2)	Form of Sub-Advisory Agreement between DriveAdvisory, LLC and Penserra Capital Management LLC[2]

(e)(1)	Distribution Agreement[2]

(e)(2)	Form of Authorized Participation Agreement[2]

(f)	Not applicable.

(g)	Custodian Agreement[2]

(h)(1)	Transfer Agency Agreement[2]

(h)(2)	Administration Agreement[2]

(h)(3)	Sublicense Agreement between the Trust and DriveAdvisory, LLC[2]

(h)(4)	Fund CCO and AMLO Agreement[2]

(h)(5)	Fund PFO/Treasurer Agreement[2]

(i)(1)	Legal Opinion[2]

(i)(2)	Consent of Counsel[3]

(j)	Consent of Independent Registered Public Accounting Firm[2]

(k)	Not applicable.

(l)	Initial Capital Agreement[2]

(m)	Plan of Distribution Pursuant to Rule 12b-1[2]

(n)	Not applicable.

(o)	Reserved.

(p)(1)	Code of Ethics of the Registrant[2]

(p)(2)	Code of Ethics of DriveAdvisory, LLC[2]

(p)(3)	Code of Ethics of Penserra Capital Management LLC[2]

(p)(4)	Code of Ethics of Distributor[2]

(q)(1)	Power of Attorney - Caitlin Sheehan[2]

(q)(2)	Power of Attorney - Christopher Quinn[2]

(q)(3)	Power of Attorney - James Bryant[2]

(q)(4)	Power of Attorney - Kirt Bjork[2]

(q)(5)	Power of Attorney - Robert Cortright[2]

(q)(6)	Power of Attorney - Robert Smith[2]

[1]	Previously filed as exhibits to the Registration Statement filed on November 15, 2022, and incorporated by reference herein.
[2]	Previously filed as exhibits to the Registration Statement filed on March 23, 2023, and incorporated by reference herein.
[3]	Filed herewith.

ITEM 29.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE TRUST.

Not applicable.

ITEM 30.  INDEMNIFICATION.

The Registrant is organized as a Delaware statutory trust and is operated pursuant to an Amended and Restated Agreement and Declaration of Trust dated March 15, 2023 (“Declaration of Trust”) that permits the Registrant to indemnify its trustees and officers under certain circumstances. Such indemnification, however, is subject to the limitations imposed by the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”). The Registrant’s Declaration of Trust provides that officers and trustees of the Trust shall be indemnified by the Trust against liabilities and expenses of defense in proceedings against them by reason of the fact that they each serve as an officer or trustee of the Trust.

Under Article IX, Section 2 of the Registrant's Declaration of Trust:

a.	Subject to the exceptions and limitations contained in subsection (b) below;

i.	every person who is, or has been, a Trustee or an officer, employee or agent of the Trust or is or was serving at the request of the Trust as a trustee, director, officer, employee or agent of another organization in which the Trust has any interest as a shareholder, creditor or otherwise (“Covered Person”) shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him or her in connection with: (A) any claim, action, suit or proceeding in which he or she becomes involved as a party or otherwise by virtue of his or her being or having been a Covered Person and against amounts paid or incurred by him or her in the settlement thereof; and (B) any liabilities and expenses, including, without limitation, the cost of credit monitoring, incurred by the indemnified representative as a result of the indemnified representative, while acting in an indemnified capacity, having provided personally identifiable information, including, without limitation, birthdates, social security numbers, driver’s license numbers or passport numbers, to a regulator or counterparty by or with whom the Trust, or its series, is regulated or engages in business to satisfy a legal or procedural requirement of such regulator or counterparty, including, without limitation, know-your-customer or anti- money laundering requirements, and the security of such personally identifiable information is compromised and used to the detriment of the indemnified representative.

ii.	as used herein, the words “claim,” “action,” “suit” or “proceeding” shall apply to all claims, actions, suits or proceedings (civil, criminal, investigative or other, including appeals), actual or threatened, and the words “liability” and “expenses” shall include, without limitation, attorney’s fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities whatsoever.

b.	To the extent required under the 1940 Act, but only to such extent, no indemnification shall be provided hereunder to a Covered Person;

i.	who shall have been finally adjudicated by a court or other body before which the proceeding was brought to be liable to the Trust or its Shareholders by reason of bad faith, willful misfeasance, gross negligence or reckless disregard of the duties expressly set forth herein; or

ii.	in the event of a settlement or other disposition not involving a final adjudication as provided in paragraph (b)(i) above resulting in a payment by a Trustee or officer, unless there has been a determination that such Covered Person did not engage in bad faith, willful misfeasance, gross negligence or reckless disregard of the duties expressly set forth herein: (A) by the court or other body approving the settlement or other disposition; (B) by at least a majority of those Trustees who are neither Interested persons of the Trust nor parties to the matter based upon a review of readily available facts (as opposed to a full trial-type inquiry); or (C) by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial- type inquiry).

c.	The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not be exclusive of or affect any other rights to which any Covered Person may now or hereafter be entitled and shall inure to the benefit of the heirs, executors and administrators of a Covered Person.

d.	To the extent that any determination is required to be made as to whether a Covered Person engaged in conduct for which indemnification is not provided as described herein, or as to whether there is reason to believe that a Covered Person ultimately will be found entitled to indemnification, the person or persons making the determination shall afford the Covered Person a rebuttable presumption that the Covered Person has not engaged in such conduct and that there is reason to believe that the Covered Person ultimately will be found entitled to indemnification.

e.	To the maximum extent permitted by applicable law, expenses in connection with the preparation and presentation of a defense to any claim, action, suit, proceeding or other matter of the character described in subsection (a) of this Section 2 shall be paid by the Trust and each Series from time to time prior to final disposition thereof upon receipt of an undertaking by or on behalf of such Covered Person that such amount will be paid over by him or her to the Trust or applicable Series if it is ultimately determined that he or she is not entitled to indemnification under this Section 2; provided, however, that any such advancement will be made in accordance with any conditions required by the Commission. The advancement of any expenses pursuant to this Section 2(e) shall under no circumstances be considered a “loan” under the Sarbanes-Oxley Act of 2002, as amended from time to time, or for any other reason.

f.	Any repeal or modification of this Article IX or adoption or modification of any other provision of this Declaration of Trust inconsistent with this Article shall be prospective only to the extent that such repeal or modification would, if applied retrospectively, adversely affect any limitation on the liability of any Covered Person or indemnification or right to advancement of expenses available to any Covered Person with respect to any act or omission that occurred prior to such repeal, modification or adoption.

g.	Nothing contained herein shall affect any rights to indemnification to which any Covered Person or other person may be entitled by contract or otherwise under law or prevent the Trust from entering into any contract to provide indemnification to any Covered Person or other person. Without limiting the foregoing, the Trust may, in connection with any transaction permitted by this Declaration of Trust, including the acquisition of assets subject to liabilities or a merger or consolidation pursuant hereto, assume the obligation to indemnify any person including a Covered Person or otherwise contract to provide such indemnification, and such indemnification shall not be subject to the terms of this Article IX unless otherwise required under applicable law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Trustees, officers, and controlling persons of the Registrant by the Registrant pursuant to the Declaration of Trust or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by Trustees), officers, or controlling persons of the Registrant in connection with the successful defense of any act, suit, or proceeding) is asserted by such Trustees, officers, or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

ITEM 31.  BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER AND SUB-ADVISER

DriveAdvisory, LLC (the “Adviser”) is a registered investment adviser that provides investment advisory services to the each series of the Registrant. The address of the Adviser is 15 Exchange Place, 10th Floor, Jersey City, New Jersey 07302. Penserra Capital Management LLC (the “Sub-Adviser”) is a registered investment adviser that provides sub-advisory services to DriveWealth ICE100 Index ETF, a series of the Registrant. The address of the Sub-Adviser is 4 Orinda Way, Suite 100-A, Orinda, California, 94563. The description of the Adviser and the Sub-Adviser is found under the captions “Investment Adviser” and “Sub-Adviser” in the Prospectus and under the captions “Investment Adviser” and “Sub-Adviser” in the Statement of Additional Information constituting Parts A and B, respectively, of this Registration Statement, which are incorporated by reference herein. The Adviser and the Sub-Adviser provide investment advisory services to other clients in addition to the Registrant.

ITEM 32. PRINCIPAL UNDERWRITERS:

(a)	Foreside Fund Services, LLC (the "Distributor") serves as principal underwriter for certain series of the following investment companies registered under the 1940 Act, as amended:

1.	AB Active ETFs, Inc.
2.	ABS Long/Short Strategies Fund
3.	Absolute Shares Trust
4.	Adaptive Core ETF, Series of Collaborative Investment Series Trust
5.	AdvisorShares Trust
6.	AFA Multi-Manager Credit Fund
7.	AGF Investments Trust
8.	AIM ETF Products Trust
9.	Alexis Practical Tactical ETF, Series of Listed Funds Trust
10.	Alpha Intelligent – Large Cap Growth ETF, Series of Listed Funds Trust
11.	Alpha Intelligent – Large Cap Value ETF, Series of Listed Funds Trust
12.	AlphaCentric Prime Meridian Income Fund
13.	American Century ETF Trust
14.	Amplify ETF Trust
15.	Applied Finance Core Fund, Series of World Funds Trust
16.	Applied Finance Explorer Fund, Series of World Funds Trust
17.	Applied Finance Select Fund, Series of World Funds Trust
18.	ARK ETF Trust
19.	ARK Venture Fund
20.	ASYMmetric ETFs Trust
21.	B.A.D. ETF, Series of Listed Funds Trust

22.	Bitwise Funds Trust
23.	Bluestone Community Development Fund
24.	BondBloxx ETF Trust
25.	Bramshill Multi-Strategy Income Fund, Series of Investment Managers Series Trust
26.	Bridgeway Funds, Inc.
27.	Brinker Capital Destinations Trust
28.	Brookfield Real Assets Income Fund Inc.
29.	Build Funds Trust
30.	Calamos Convertible and High Income Fund
31.	Calamos Convertible Opportunities and Income Fund
32.	Calamos Dynamic Convertible and Income Fund
33.	Calamos ETF Trust
34.	Calamos Global Dynamic Income Fund
35.	Calamos Global Total Return Fund
36.	Calamos Strategic Total Return Fund
37.	Carlyle Tactical Private Credit Fund
38.	Cboe Vest Bitcoin Strategy Managed Volatility Fund, Series of World Funds Trust
39.	Cboe Vest S&P 500® Dividend Aristocrats Target Income Fund, Series of World Funds Trust
40.	Cboe Vest US Large Cap 10% Buffer Strategies Fund, Series of World Funds Trust
41.	Cboe Vest US Large Cap 10% Buffer VI Fund, Series of World Funds Trust
42.	Cboe Vest US Large Cap 20% Buffer Strategies Fund, Series of World Funds Trust
43.	Cboe Vest US Large Cap 20% Buffer VI Fund, Series of World Funds Trust
44.	Center Coast Brookfield MLP & Energy Infrastructure Fund
45.	Clifford Capital Focused Small Cap Value Fund, Series of World Funds Trust
46.	Clifford Capital International Value Fund, Series of World Funds Trust
47.	Clifford Capital Partners Fund, Series of World Funds Trust
48.	Cliffwater Corporate Lending Fund
49.	Cliffwater Enhanced Lending Fund
50.	Cohen & Steers Infrastructure Fund, Inc.
51.	Convergence Long/Short Equity ETF, Series of Trust for Professional Managers
52.	CornerCap Small-Cap Value Fund, Series of Managed Portfolio Series
53.	CrossingBridge Pre-Merger SPAC ETF, Series of Trust for Professional Managers
54.	Curasset Capital Management Core Bond Fund, Series of World Funds Trust
55.	Curasset Capital Management Limited Term Income Fund, Series of World Funds Trust
56.	Davis Fundamental ETF Trust
57.	Defiance Daily Short Digitizing the Economy ETF, Series of ETF Series Solutions
58.	Defiance Hotel, Airline, and Cruise ETF, Series of ETF Series Solutions
59.	Defiance Next Gen Connectivity ETF, Series of ETF Series Solutions
60.	Defiance Next Gen H2 ETF, Series of ETF Series Solutions
61.	Defiance Quantum ETF, Series of ETF Series Solutions
62.	Direxion Shares ETF Trust
63.	Dividend Performers ETF, Series of Listed Funds Trust
64.	Dodge & Cox Funds
65.	DoubleLine ETF Trust
66.	DoubleLine Opportunistic Credit Fund
67.	DoubleLine Yield Opportunities Fund
68.	DriveWealth ETF Trust
69.	Eaton Vance NextShares Trust
70.	Eaton Vance NextShares Trust II
71.	EIP Investment Trust
72.	Ellington Income Opportunities Fund
73.	ETF Opportunities Trust
74.	Evanston Alternative Opportunities Fund
75.	Exchange Listed Funds Trust
76.	Fiera Capital Series Trust
77.	FlexShares Trust
78.	Forum Funds
79.	Forum Funds II
80.	Forum Real Estate Income Fund
81.	Goose Hollow Tactical Allocation ETF, Series of Collaborative Investment Series Trust
82.	Grayscale Future of Finance ETF, Series of ETF Series Solutions

83.	Grizzle Growth ETF, Series of Listed Funds Trust
84.	Guinness Atkinson Funds
85.	Harbor ETF Trust
86.	Horizon Kinetics Blockchain Development ETF, Series of Listed Funds Trust
87.	Horizon Kinetics Energy and Remediation ETF, Series of Listed Funds Trust
88.	Horizon Kinetics Inflation Beneficiaries ETF, Series of Listed Funds Trust
89.	Horizon Kinetics Medical ETF, Series of Listed Funds Trust
90.	Horizon Kinetics SPAC Active ETF, Series of Listed Funds Trust
91.	IDX Funds
92.	Innovator ETFs Trust
93.	Ironwood Institutional Multi-Strategy Fund LLC
94.	Ironwood Multi-Strategy Fund LLC
95.	John Hancock Exchange-Traded Fund Trust
96.	Kelly Strategic ETF Trust
97.	LDR Real Estate Value-Opportunity Fund, Series of World Funds Trust
98.	LifeGoal Conservative Wealth Builder ETF, Series of Northern Lights Fund Trust II
99.	LifeGoal Home Down Payment ETF, Series of Northern Lights Fund Trust II
100.	LifeGoal Wealth Builder ETF, Series of Northern Lights Fund Trust II
101.	Mairs & Power Balanced Fund, Series of Trust for Professional Managers
102.	Mairs & Power Growth Fund, Series of Trust for Professional Managers
103.	Mairs & Power Minnesota Municipal Bond ETF, Series of Trust for Professional Managers
104.	Mairs & Power Small Cap Fund, Series of Trust for Professional Managers
105.	Manor Investment Funds
106.	Merk Stagflation ETF, Series of Listed Funds Trust
107.	Milliman Variable Insurance Trust
108.	Mindful Conservative ETF, Series of Collaborative Investment Series Trust
109.	Moerus Worldwide Value Fund, Series of Northern Lights Fund Trust IV
110.	Mohr Growth ETF, Series of Collaborative Investment Series Trust
111.	Mohr Sector Navigator ETF, Series of Collaborative Investment Series Trust
112.	Morgan Creek-Exos Active SPAC Arbitrage ETF, Series of Listed Funds Trust
113.	Morgan Stanley ETF Trust
114.	Morningstar Funds Trust
115.	OTG Latin American Fund, Series of World Funds Trust
116.	Overlay Shares Core Bond ETF, Series of Listed Funds Trust
117.	Overlay Shares Foreign Equity ETF, Series of Listed Funds Trust
118.	Overlay Shares Hedged Large Cap Equity ETF, Series of Listed Funds Trust
119.	Overlay Shares Large Cap Equity ETF, Series of Listed Funds Trust
120.	Overlay Shares Municipal Bond ETF, Series of Listed Funds Trust
121.	Overlay Shares Short Term Bond ETF, Series of Listed Funds Trust
122.	Overlay Shares Small Cap Equity ETF, Series of Listed Funds Trust
123.	Palmer Square Opportunistic Income Fund
124.	Partners Group Private Income Opportunities, LLC
125.	Performance Trust Mutual Funds, Series of Trust for Professional Managers
126.	Perkins Discovery Fund, Series of World Funds Trust
127.	Philotimo Focused Growth and Income Fund, Series of World Funds Trust
128.	Plan Investment Fund, Inc.
129.	PMC Core Fixed Income Fund, Series of Trust for Professional Managers
130.	PMC Diversified Equity Fund, Series of Trust for Professional Managers
131.	Point Bridge America First ETF, Series of ETF Series Solutions
132.	Preferred-Plus ETF, Series of Listed Funds Trust
133.	Putnam ETF Trust
134.	Quaker Investment Trust
135.	Rareview Dynamic Fixed Income ETF, Series of Collaborative Investment Series Trust
136.	Rareview Inflation/Deflation ETF, Series of Collaborative Investment Series Trust
137.	Rareview Systematic Equity ETF, Series of Collaborative Investment Series Trust
138.	Rareview Tax Advantaged Income ETF, Series of Collaborative Investment Series Trust
139.	Renaissance Capital Greenwich Funds
140.	Revere Sector Opportunity ETF, Series of Collaborative Investment Series Trust
141.	Reynolds Funds, Inc.
142.	RiverNorth Enhanced Pre-Merger SPAC ETF, Series of Listed Funds Trust
143.	RiverNorth Patriot ETF, Series of Listed Funds Trust

144.	RMB Investors Trust
145.	Robinson Opportunistic Income Fund, Series of Investment Managers Series Trust
146.	Robinson Tax Advantaged Income Fund, Series of Investment Managers Series Trust
147.	Roundhill Ball Metaverse ETF, Series of Listed Funds Trust
148.	Roundhill BIG Bank ETF, Series of Listed Funds Trust
149.	Roundhill BIG Tech ETF, Series of Listed Funds Trust
150.	Roundhill Cannabis ETF, Series of Listed Funds Trust
151.	Roundhill IO Digital Infrastructure ETF, Series of Listed Funds Trust
152.	Roundhill MEME ETF, Series of Listed Funds Trust
153.	Roundhill Sports Betting & iGaming ETF, Series of Listed Funds Trust
154.	Roundhill Video Games ETF, Series of Listed Funds Trust
155.	Rule One Fund, Series of World Funds Trust
156.	Securian AM Real Asset Income Fund, Series of Investment Managers Series Trust
157.	SHP ETF Trust
158.	Six Circles Trust
159.	Sound Shore Fund, Inc.
160.	Sparrow Funds
161.	Spear Alpha ETF, Series of Listed Funds Trust
162.	STF Tactical Growth & Income ETF, Series of Listed Funds Trust
163.	STF Tactical Growth ETF, Series of Listed Funds Trust
164.	Strategy Shares
165.	Swan Hedged Equity US Large Cap ETF, Series of Listed Funds Trust
166.	Syntax ETF Trust
167.	Teucrium Agricultural Strategy No K-1 ETF, Series of Listed Funds Trust
168.	Teucrium AiLA Long-Short Agriculture Strategy ETF, Series of Listed Funds Trust
169.	Teucrium AiLA Long-Short Base Metals Strategy ETF, Series of Listed Funds Trust
170.	The Community Development Fund
171.	The Finite Solar Finance Fund
172.	The Private Shares Fund
173.	The SPAC and New Issue ETF, Series of Collaborative Investment Series Trust
174.	Third Avenue Trust
175.	Third Avenue Variable Series Trust
176.	Tidal ETF Trust
177.	Tidal Trust II
178.	TIFF Investment Program
179.	Timothy Plan High Dividend Stock Enhanced ETF, Series of The Timothy Plan
180.	Timothy Plan High Dividend Stock ETF, Series of The Timothy Plan
181.	Timothy Plan International ETF, Series of The Timothy Plan
182.	Timothy Plan Market Neutral ETF, Series of The Timothy Plan
183.	Timothy Plan US Large/Mid Cap Core ETF, Series of The Timothy Plan
184.	Timothy Plan US Large/Mid Core Enhanced ETF, Series of The Timothy Plan
185.	Timothy Plan US Small Cap Core ETF, Series of The Timothy Plan
186.	Total Fund Solution
187.	Touchstone ETF Trust
188.	TrueShares Eagle Global Renewable Energy Income ETF, Series of Listed Funds Trust
189.	TrueShares ESG Active Opportunities ETF, Series of Listed Funds Trust
190.	TrueShares Low Volatility Equity Income ETF, Series of Listed Funds Trust
191.	TrueShares Structured Outcome (April) ETF, Series of Listed Funds Trust
192.	TrueShares Structured Outcome (August) ETF, Series of Listed Funds Trust
193.	TrueShares Structured Outcome (December) ETF, Series of Listed Funds Trust
194.	TrueShares Structured Outcome (February) ETF, Series of Listed Funds Trust
195.	TrueShares Structured Outcome (January) ETF, Series of Listed Funds Trust
196.	TrueShares Structured Outcome (July) ETF, Series of Listed Funds Trust
197.	TrueShares Structured Outcome (June) ETF, Series of Listed Funds Trust
198.	TrueShares Structured Outcome (March) ETF, Series of Listed Funds Trust
199.	TrueShares Structured Outcome (May) ETF, Listed Funds Trust
200.	TrueShares Structured Outcome (November) ETF, Series of Listed Funds Trust
201.	TrueShares Structured Outcome (October) ETF, Series of Listed Funds Trust
202.	TrueShares Structured Outcome (September) ETF, Series of Listed Funds Trust
203.	TrueShares Technology, AI & Deep Learning ETF, Series of Listed Funds Trust
204.	U.S. Global Investors Funds

205.	Union Street Partners Value Fund, Series of World Funds Trust
206.	Variant Alternative Income Fund
207.	Variant Impact Fund
208.	VictoryShares Core Intermediate Bond ETF, Series of Victory Portfolios II
209.	VictoryShares Core Plus Intermediate Bond ETF, Series of Victory Portfolios II
210.	VictoryShares Corporate Bond ETF, Series of Victory Portfolios II
211.	VictoryShares Developed Enhanced Volatility Wtd ETF, Series of Victory Portfolios II
212.	VictoryShares Dividend Accelerator ETF, Series of Victory Portfolios II
213.	VictoryShares Emerging Markets Value Momentum ETF, Series of Victory Portfolios II
214.	VictoryShares International High Div Volatility Wtd ETF, Series of Victory Portfolios II
215.	VictoryShares International Value Momentum ETF, Series of Victory Portfolios II
216.	VictoryShares International Volatility Wtd ETF, Series of Victory Portfolios II
217.	VictoryShares NASDAQ Next 50 ETF, Series of Victory Portfolios II
218.	VictoryShares Short-Term Bond ETF, Series of Victory Portfolios II
219.	VictoryShares THB Mid Cap ESG ETF, Series of Victory Portfolios II
220.	VictoryShares US 500 Enhanced Volatility Wtd ETF, Series of Victory Portfolios II
221.	VictoryShares US 500 Volatility Wtd ETF, Series of Victory Portfolios II
222.	VictoryShares US Discovery Enhanced Volatility Wtd ETF, Series of Victory Portfolios II
223.	VictoryShares US EQ Income Enhanced Volatility Wtd ETF, Series of Victory Portfolios II
224.	VictoryShares US Large Cap High Div Volatility Wtd ETF, Series of Victory Portfolios II
225.	VictoryShares US Multi-Factor Minimum Volatility ETF, Series of Victory Portfolios II
226.	VictoryShares US Small Cap High Div Volatility Wtd ETF, Series of Victory Portfolios II
227.	VictoryShares US Small Cap Volatility Wtd ETF, Series of Victory Portfolios II
228.	VictoryShares US Small Mid Cap Value Momentum ETF, Series of Victory Portfolios II
229.	VictoryShares US Value Momentum ETF, Series of Victory Portfolios II
230.	VictoryShares WestEnd US Sector ETF, Series of Victory Portfolios II
231.	Walthausen Funds
232.	West Loop Realty Fund, Series of Investment Managers Series Trust
233.	WisdomTree Digital Trust
234.	WisdomTree Trust
235.	WST Investment Trust
236.	XAI Octagon Floating Rate & Alternative Income Term Trust

(b)	The following are the Officers and Manager of the Distributor, the Registrant’s underwriter. The Distributor’s main business address is Three Canal Plaza, Suite 100, Portland, Maine 04101.

Name	Address	Position with Underwriter	Position with Registrant
Teresa Cowan	111 E. Kilbourn Ave, Suite 2200, Milwaukee, WI 53202	President/Manager	None
Chris Lanza	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President	None
Kate Macchia	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President	None
Nanette K. Chern	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President and Chief Compliance Officer	None
Kelly B. Whetstone	Three Canal Plaza, Suite 100, Portland, ME 04101	Secretary	None
Susan L. LaFond	111 E. Kilbourn Ave, Suite 2200, Milwaukee, WI 53202	Treasurer	None

(c)	Not applicable.

ITEM 33.  LOCATION OF ACCOUNTS AND RECORDS

Books or other documents required to be maintained by Section 31(a) of the 1940 Act, as amended, and the rules promulgated thereunder, are maintained as follows:

(a)   With respect to Rules 31a-1(a); 31a-1(b)(1); (2)(a) and (b); (3); (6); (8); (12) and 31a-1(d), the required books and records will be maintained at the offices of Registrant’s Custodian:

State Street Bank and Trust Company

One Lincoln Street

State Street Financial Center

Boston, MA 02111

(b)   With respect to Rules 31a-1(a); 31a-1(b)(1), (4); (2)(C) and (D); (4); (5); (6); (8); (9); (10); (11); and 31a-1(f), the required books and records are maintained at the offices of the Registrant’s Administrator.

State Street Bank and Trust Company

One Lincoln Street

State Street Financial Center

Boston, MA 02111

(c)   With respect to Rules 31a-1(b)(5), (6), (9) and (10) and 31a-1(f), the required books and records are maintained at the principal offices of the Registrant’s Adviser and Sub-Advisers:

DriveAdvisory, LLC

15 Exchange Place

10th Floor

Jersey City, New Jersey 07302

Penserra Capital Management LLC

4 Orinda Way

Suite 100-A

Orinda, California, 94563

ITEM 34.  MANAGEMENT SERVICES

Not applicable.

ITEM 35. UNDERTAKINGS

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this amendment to its Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Bolton and State of Massachusetts, on May 5, 2023.

DRIVEWEALTH ETF TRUST

/s/ Christopher Quinn
Christopher Quinn
President (Principal Executive Officer)

Pursuant to the requirements of the Securities Act, this pre-effective amendment to the Registrant’s Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

	/s/ Christopher Quinn	President (Principal Executive Officer)	May 5, 2023
	Christopher Quinn	and Trustee

	/s/ Michael Minella	Treasurer (Principal Financial Officer/Principal	May 5, 2023
	Michael Minella	Accounting Officer)

	/s/ Robert Cortright*	Trustee	May 5, 2023
Robert Cortright

	/s/ Kirt Bjork*	Trustee	May 5, 2023
Kirt Bjork

	/s/ James Bryant*	Trustee	May 5, 2023
James Bryant

	/s/ Caitlin Sheehan*	Trustee	May 5, 2023
Caitlin Sheehan

	/s/ Robert Smith*	Trustee	May 5, 2023
Robert Smith

By:	/s/ Christopher Quinn	Attorney In Fact for the Persons Listed Above	May 5, 2023
Christopher Quinn

*By Power of Attorney

EXHIBIT INDEX

(i)(2)	Consent of Counsel